December 8, 2010

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-0405
Attn: William H. Thompson, Accounting Branch Chief

Re:	China Recycling Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 16, 2010
Form 10-Q for the Quarterly Period Ended June 30, 2010
Filed August 16, 2010
File No. 1-34625

Dear Mr. Thompson:

This firm is counsel to the above-referenced company, China Recycling Energy Corporation (“CREG” or the “Company” and sometimes “we” or “our”) and is filing this response to your comment letter of November 5, 2010 with respect to the above-referenced filings on CREG’s behalf.  For convenience of reference, we have included in this response letter the same captions and paragraph number, as well as the text of the comment, from your comment letter followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 8.  Financial Statements and Supplementary Data, page 26

Report of Independent Registered Public Accounting Firm, page 26

1.
We reviewed your response to comment two in our letter dated September 22, 2010.  Please confirm that you intend to include the conformed signature of your independent accountant in the amendment you intend to file upon conclusion of our review.

United States Securities and Exchange Commission
December 8, 2010

Response:

We confirm that the Company will include the conformed signature of its independent accountants in the amendment to be filed upon conclusion of the review.

Consolidated Statements of Cash Flows, page 30

2.
We reviewed your response, along with the analysis provided in the appendix, to comment three in our letter dated September 22, 2010.  We acknowledge the guidance in ASC 230-10-45-22 that certain cash receipts and payments may have aspects of more than one class of cash flows, and that the appropriate cash flow classification should depend on the activity that is likely to be the predominate source of cash flows.  As such, it appears that the construction costs of power generating systems and the related proceeds from the sale of these systems should be consistently presented as either operating or investing activities dependent on the predominant source of cash flows.  Please tell us how you are applying the referenced guidance in determining whether cash flows from the acquisition/construction and sale of power generation systems should be classified as operating or investing activities.  In your response, please address the following questions with respect to the consolidated statement of cash flows provided in the appendix:

•
We note that the increase in construction in progress is classified in cash flows from operating activities while principal collections on sales type leases are classified in cash flows from investing activities.  Please tell us your basis in GAAP for these cash flow classifications in light of the guidance in ASC 230-10- 45-22.

•
We note that sales of systems are classified as cash outflows from investing activities in the initial investment in sales type lease line item.  Please tell us why the sale of systems results in cash outflows.

•
It seems as though sales of power generating systems net of the costs of systems subject to sales and lease back arrangements represent non-cash income and expense.  If you consider construction expenditures and collection of principal on sales type leases as investing cash flows, please tell us why you should not present gross profit from the sale of systems as a reduction to cash flows from operating activities in the adjustments to reconcile net income (loss) to net cash provided by operating activities.

Response:

•
After reviewing ASC 230-10-45-22, we have classified cash flow from construction in progress as cash flow operating activities because we concluded that construction of energy saving systems is like the production of inventory in a manufacturing environment.  We do not have sales lease back type arrangements but the sales type leases of terms of 15 to 20 years; therefore, we concluded these cash inflows from collections are appropriately classified as cash flows from investing activities as they are received.

United States Securities and Exchange Commission
December 8, 2010

•
Sales of systems result in an increase in receivables from sales type leases. This is similar to making an installment loan. The lease receivable will be collected over 15-20 years; therefore, we have concluded a cash outflow should be classified as investing cash flow.  Similarly, principal collections are classified as investing cash inflow.  The sale of systems results in an increase in assets and is, consequently, treated as a cash outflow.

•
We consider construction expenditure to be operating cash flows as described in the paragraph above.  Gross profit is included in lease receivables like accounts receivable, which includes gross profit on sales. Therefore, we have concluded that gross profit from sales of systems should not be an adjustment to cash provided by operating activities.

Notes to Consolidated Financial Statements, page 31

Note 19.  Stock-Based Compensation, page 47

3.
We reviewed your response to comment six in our letter dated September 22, 2010.  It appears that the guidance at ASC 505-50-30-11 through ASC 505-50-30-17 should be followed when determining the measurement date for equity instruments issued in a share-based payment transaction with nonemployees.  If you disagree, please explain in greater detail why such guidance is not applicable.  Given this guidance, as previously requested, please tell us in more detail the basis for your determination that the measurement date for the warrants issued to non-employees was the same as the grant date.  Refer to the guidance in ASC 505-50-30-11 through ASC 505-50-30-17 and discuss why you believe:  (i) performance was complete on the grant date or (ii) a performance commitment to earn the equity instruments was probable on the grant date because of sufficiently large disincentives for nonperformance.  With respect to the latter, please explain in detail the sufficiently large disincentives for nonperformance.

Response:

The Company believes that as of the grant date it was more likely than not the consultant would perform the service.  The warrants became exercisable nine months from the effective date of the Investor Relations Agreement pursuant to which they were issued.  Under that Agreement, the issuance of warrants was irrevocable and the Company agreed to take no action to cause the warrants to become void or revoked or their issuance to be otherwise terminated.  Hence, the warrants are considered earned upon execution of the Investor Relations Agreement.  Therefore, in accordance with ASC 450-20-25, the transaction should be recorded on the grant date. The Company also believes that not to recognize the expense as the services are performed is misleading.  Given that a date must be chosen, we feel the grant date most accurately reflects the economics of the transaction.  Further, EITF 96-18 ASC 505-50-30-11 through ASC 505-50-30-17 criteria appear inconsistent with ASC 450-20-25 criteria for liability recognition, i.e. it is probable a liability had been incurred and the amount was reasonably estimable.  ASC 450-20-25 is derived from a higher-order accounting rule than ASC 505-50-30, as per ASU No. 2009-01, and therefore we have applied ASC 450-20-25.

United States Securities and Exchange Commission
December 8, 2010

The Company believes we accounted for the transaction in accordance with its substance. The alternative was to record the transaction after completion of performance as there was no large disincentive to not perform. Performance would be completed after the expiration of one year. Recording the expense after the services are performed does not make economic sense and would attribute the expense to improper periods.

Item 9A.  Controls and Procedures, page 51

Internal Controls over Financial Reporting, page 51

4.
We note that you conduct substantially all of your operations outside of the United States.  In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with the following information:

•
In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

•	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

•
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

•
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting.  Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response:

The Company and all its subsidiaries have financial departments equipped with qualified financial professionals. We have established accounting polices and processes which cover all our businesses.  We also have an “accounting verifier” as a part of the process:  a professional reviews and verifies every transaction for legality and compliance and original documents for their legality and completeness.  According to the policy regarding authority for approval, for each cash inflow and outflow, the handling personnel fill out a required form, which must be signed by the department head, accountant, financial manager, the “accounting verifier” and the vice president in charge or the president to minimize any possible financial risks.

United States Securities and Exchange Commission
December 8, 2010

Although the Company is a small reporting company exempted from SOX404(b) requirements according to the Dodd Frank Wall Street Reform Act passed this year, we believe the requirement is very helpful for the Company to improve its internal control. Therefore, the Company organized professionals to improve and standardize the Company’s internal control.

The Company’s operating subsidiaries, Huahong New Energy Technology Co., Ltd. (“Huahong”) and Shanghai TCH, Shanghai TCH’s subsidiaries Xi’an TCH Energy Tech Co., Ltd. (“Xi’an TCH”) and Xingtai Huaxin Energy Tech Co., Ltd. (“Huaxin”), and Xi’an TCH’s subsidiary Erdos TCH Energy Saving Development Co., Ltd, maintain their books and records in accordance with accounting standards generally accepted in the People’s Republic of China (“PRC GAAP”); its financial statements are converted to U.S. GAAP for financial statement reporting purposes on a quarterly basis.  The Company provides its internally generated financial statements and related supporting schedules prepared under PRC GAAP in Renminbi Yuan (“RMB”) to the Company’s contracted U.S. certified public accountant (the “Company CPA”), who is unrelated to the Company’s independent registered public accounting firm, for conversion and consolidation. The Company’s CPA then prepares the Company’s consolidated financial statements and footnotes under U.S. GAAP in US dollars by preparing:  adjusting/converting entries for the purpose of converting the financial statements from PRC GAAP to U.S. GAAP; a consolidating financial statements worksheet and related schedules; and footnote disclosures with related schedules and worksheets to support the numbers disclosed in the footnote, using the Thomson Reuters Disclosure Check List as guidance.  The Company’s CPA then provides her work to the Company’s management and its auditor for review/audit, answers any questions raised by the auditor or management and posts additional review/audit entries from the auditor, if necessary.  Once all comments and issues are cleared with confirmation from the Company’s auditor, the financial statements are provided to the Company’s board of directors for review and approval prior to filing.

5.
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations.  Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

United States Securities and Exchange Commission
December 8, 2010

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response:

The Company’s businesses in China are accounted for and prepared for financial reports according to Chinese GAAP.  For each reporting period, the Company uses U.S. accounting firm to prepare financial reports under US GAAP based upon financial reports of Chinese GAAP.

1.  CFO--- is responsible for reviewing the financial reports under US GAAP, supervising the financial activities of the Company and designing and supervising the designing of internal control over financial reporting.  The CFO ensures the financial statements, and other financial information, filed by the Company fairly present in all material respects the financial condition, results of operations and cash flows of the Company.  The Company’s CFO has a U.S. MBA education and about 20 years professional experience in banking, investment, financing and accounting areas in China and the U.S.

2.  Vice President of Accounting ---- is responsible for the coordination and management of the Company’s financial accounting and reporting activities including internal management, external reporting, monthly financial close coordination and analysis, accounting policies and procedures, financial audit coordination, technical Chinese GAAP research and analysis, and treasury and cash management oversight.  The VP of Accounting is also responsible for assisting the U.S. accountants in completing the conversion of financial reports under U.S. GAAP.

The Company’s VP of Accounting is a Chinese Senior Accountant and an expert in financial reporting.  He has 30 years experience in financial reporting. He has been the CFO and vice president of accounting for two NASDAQ listed companies in the past five years and is an expert in Chinese GAAP and is knowledgeable of US GAAP.

3.  Financial Manager----is responsible for preparing financial reports, organizing the accounting adjustments and supervising accountants under Chinese GAAP.  He has 19 years experience in financial reporting and is a Chinese Certified Public Accountant.  He has held the financial manager position in three companies for over eight years and has rich experience in financial reporting.

4.  “Accounting Verifier” ---is responsible of the review and verification of the legality and authenticity of the original documents, and the verification of vouchers.

5.  Accountant (Financial reporting) ---- prepares financial reports and consolidated statements for the parent company.

United States Securities and Exchange Commission
December 8, 2010

6.  Accountant (cost and expense) ----- reviews and verifies vouchers related to expenses and costs.  Controls daily expenditures and prepares vouchers.

7.  Accountant (Tax) ---- is responsible for the usage of capital according to the budget and decisions by the management, and calculation of taxes and communication with tax officers.

8.  Accountant (revenue and current account) ---- is responsible for accounts receivable and accounts payable and their verification and control and daily control on the expected revenues.

9.  Cashier ---- is responsible for making payments or receiving cash from bank according to verified vouchers and balancing and reconciling accounts complying with accounting principles.

The accounting personnel mentioned in 4-9 in the above response all have Chinese Certificates of Accountant qualifications (a technical title which can be obtained by taking an exam in China), and each has engaged in accounting work for over 5 years.

The Company’s CPA is also involved in the preparation of our financial statements as discussed in response to comment 4 above.

6.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:

The Company retains an accounting firm to prepare its financial statements and assist the Company with its financial disclosures.  Her information is as follows:

United States Securities and Exchange Commission
December 8, 2010

•	Name and Address: Yvonne Zhang, Certified Public Accountant (DBA: V Trust Accounting and Tax Services); 32 S Almansor St., Alhambra, CA 91801

•	Qualifications and Personnel: The person who prepares the Company’s financial statements is Yvonne Zhang, who is a U.S. CPA, licensed in the State of California.

•
Reasons for Qualification:  The Company CPA is qualified to prepare the Company’s financial statements because she is a CPA and has about 10 years of experience working in various U.S. accounting firms supervising, planning and performing financial statement audits and reviews (for both SEC reporting and private companies), preparing financial statement compilations and related footnote disclosures and special reports, and preparing corporate, partnership and personal income tax returns.  She has a strong background in accounting systems and financial operations reporting in a variety of industries including trading, high technology, professional services, real estate investments, foods, entertainment and shipping.  Specific to the Company’s operations and business model, the Company’s CPA has traveled extensively to mainland China to lead audit teams to conduct SEC financial statement audits for U.S. publicly-traded companies with main operating subsidiaries located in China.  In addition, she has experience performing CFO duties for another publicly traded company with primarily China-based operations, where she supervised and trained Chinese accounting staffs in US GAAP.  Her professional designations include:  Member of AICPA; and Institute of Management Accountants.

•	Hours Spent Performing Company’s Work: During 2009, the Company’s CPA spent approximately 210 hours preparing the Company’s financial statements.

The Company paid $8,000 to the Company’s CPA in connection with the preparation of the Company’s financial statements for the most recent fiscal year ended December 31, 2009.

Xi’an TCH, a subsidiary of the Company engaged Deloitte Touche Tohmatsu CPA LTD, Beijing Branch (“Deloitte”) to provide consulting services and to assist the entire Company related to Sarbanes-Oxley 404 internal control compliance. Deloitte’s address is: 8/F Deloitte Tower, The Towers Oriental Plaza, 1 East Chang An Avenue, Beijing 100738, China. The engagement letter was executed on June 2, 2010. The project is divided into four phases and Deloitte will provide service from June 2010 to March 2011 under this engagement.  The total fee for the project is RMB 650,000 (approximately $100,000).  To date, the company has paid the RMB 195,000 (approximately $30,000) to Deloitte.

7.
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

United States Securities and Exchange Commission
December 8, 2010

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:

There are no such individuals.

8.
We note that you identify Mr. Sean Shao, member of your audit committee, as a financial expert in your Proxy Statement filed April 30, 2010.  Please describe the financial expert’s qualifications, including the extent of the financial expert’s knowledge of U.S. GAAP and internal control over financial reporting.

Response:

•	Mr. Shao currently serves as an independent director of several NASDAQ-listed and NYSE-listed companies, one NYSE Amex-listed company and one OTCBB company;

•
Mr. Shao served as the CFO of Trina Solar Limited, an integrated manufacturer of solar photovoltaic products. During his tenure, Mr. Shao assisted the Company in its initial public offering on NYSE and led the implementation of corporate governance to meet the requirement of a U.S. public company;

•
Mr. Shao served as the CFO of ChinaEdu Corporation, an educational service provider, and upgraded the financial reporting process and forecast capabilities to prepare the Company for its listing on NASDAQ; Mr. Shao initiated the review of internal control for the Company to comply with the requirements of SOX 404;

•
Mr. Shao served as the CFO of Watchdata Technologies Ltd., a China-based security software company, and led the company in its effort to build up financial reporting processes to prepare financial statements in accordance with US GAAP;

•	Mr. Shao held several managerial positions at Deloitte Touche Tohmatsu and managed many US GAAP audits for Chinese companies;

•	Mr. Shao holds a master’s degree in health care administration from the University of California, Los Angeles;

•	Mr. Shao holds a bachelor’s degree in art from East China Normal University in Shanghai; and

United States Securities and Exchange Commission
December 8, 2010

•	Mr. Shao is a member of American Institute of Certified Public Accountants.

Form 10-Q for Quarterly Period Ended June 30, 2010

Part I.  Financial Information, page 3

Item 1.  Financial Statements, page 3

Consolidated Balance Sheets, page 3

9.
We reviewed your response to comment 11 in our letter dated September 22, 2010.  In your response you state that you classified the shares to be issued as a non-current liability.  However, shares to be issued are classified as temporary equity between total liabilities and equity.  Please classify the obligation as a non-current liability in future filings.

Response:

We acknowledge the Staff’s comment and will classify the obligation as a non-current liability in future filings.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Mr. James Thornton at (404) 527-8118.

Very truly yours, /s/ Thomas Wardell Thomas Wardell

cc:	Tony Peng, CFO, China Recycling Energy Corp. Jeffrey Li, Esq. James L. Thornton, Esq.